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                                                                      EXHIBIT 12

                                   ONEOK, Inc.
                Computation of Earnings to Combined Fixed Charges
                   and Preferred Stock Dividend Requirements

                                                                                           Six Months Ended
                                                                                               June 30,
(Unaudited)                                                                           2002                   2001
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                                                                                          (Thousands of Dollars)
Fixed Charges, as defined

  Interest on long-term debt                                                         $ 47,320               $ 54,577
  Other interest                                                                        4,940                 17,517
  Amortization of debt discount and expense                                             1,775                  1,694
  Interest on lease agreements                                                          4,439                  2,858
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    Total Fixed Charges                                                                58,474                 76,646
Preferred dividend requirements                                                        29,919                 29,919
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Total fixed charges and
    preferred dividend requirements                                                  $ 88,393               $106,565
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Earnings before income taxes and
 income from equity investees                                                        $177,088               $138,860
Total fixed charges                                                                    58,474                 76,646
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Earnings available for combined fixed charges and preferred dividend requirements    $235,562               $215,506
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Ratio of earnings to combined fixed charges and preferred dividend requirements          2.66 x                 2.02 x
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


For purposes of computing the ratio of earnings to combined fixed charges and preferred dividend requirements, "earnings" consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. "Fixed charges" consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. "Preferred dividend requirements" consists of the pre-tax preferred dividend requirement.